Exhibit 99.2

Navios Maritime Partners L.P. Announces Closing of $35.0 Million Offering

Monaco, February 21, 2018—Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an international owner and operator of container and dry bulk vessels, announced today that it has closed the previously announced offering of approximately 18.4 million common units at $1.90 per common unit, raising approximately $35.0 million of gross proceeds. Navios Partners will use the net proceeds of the offering for general working capital purposes, including vessel acquisitions.

Navios Partners’ common units trade on the New York Stock Exchange under the symbol “NMM.”

Following the closing, Navios Partners will have 167,589,764 common units and 3,420,203 general partner units outstanding. This includes $5.0 million of common units purchased by Navios Maritime Holdings Inc. (“Navios Holdings”), and the purchase of general partner units by Navios GP L.L.C. (“Navios GP”), our general partner, a wholly-owned subsidiary of Navios Holdings, to maintain its 2.0% general partner interest in Navios Partners. As a result, Navios Holdings owns a 20.2% interest in Navios Partners, which includes its 2.0% general partner interest in Navios Partners, which is held through Navios GP.

Fearnley Securities, Inc. acted as the sole lead manager.

S. Goldman Advisors LLC and Fearnley Securities AS acted as the lead placement agents in the registered direct offering. Fearnley Securities AS is not a U.S. registered broker-dealer and to the extent that this offering is made within the United States, its activities will be effected only to the extent permitted by Rule 15a-6 of the Securities Exchange Act of 1934, as amended.

A shelf registration statement relating to Navios Partners’ common units was previously filed by Navios Partners with the U.S. Securities and Exchange Commission (“SEC”) and has been declared effective.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The registered direct offering was made by means of a preliminary prospectus supplement and a prospectus supplement, and the accompanying base prospectus, which have been filed with the SEC, File No. 333-215529.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates container and dry bulk vessels.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charter. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements related to the public offering of shares. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Partners at the time these statements were made. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize, Ultra-Handymax and Container vessels in particular, fluctuations in charter rates for dry cargo carriers and container vessels, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Partners’ filings with the SEC, including its Form 20-Fs and Form 6-Ks. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Partners makes no prediction or statement about the performance of its common units.

Contacts

Investor Relations Contact:

Navios Maritime Partners L.P.

+1 (212) 906 8645

Investors@navios-mlp.com

Nicolas Bornozis

Capital Link, Inc.

+1 (212) 661 7566

naviospartners@capitallink.com